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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hollinger Inc.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)
 Press Holdings International Limited
Press Acquisition Inc.
(Bidder)

Retractable Common Shares
Exchangeable Non-Voting Preference Shares Series II
Retractable Non-Voting Preference Shares Series III
(Title of Class of Securities)

Retractable Common Shares—43556C 60 6
Exchangeable Non-Voting Preference Shares Series II—43556C 80 4
Retractable Non-Voting Preference Shares Series III—43556C 70 5
(CUSIP Number of Class of Securities (if applicable))

Morris J. Kramer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

January 27, 2004
(Date tender offer first published, sent or given to securityholders)

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee

US$324,348,827	US$26,240

*
Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying 0.0000809 by the sum of: (x) the product of 34,972,479 Retractable Common Shares of Hollinger Inc. ("Retractable Common Shares") outstanding and the tender offer consideration of CDN$8.44 per Retractable Common Share in cash plus (y) the product of 3,775,990 Exchangeable Non-Voting Preference Shares Series II of Hollinger Inc. ("Series II Preference Shares") outstanding and the tender offer consideration of CDN$9.53 per Series II Preference Share in cash plus (z) the product of 9,271,175 Retractable Non-Voting Preference Shares Series III of Hollinger Inc. ("Series III Preference Shares") outstanding and the tender offer consideration of CDN$10.175 per Series III Preference Share in cash, converted to U.S. dollars at the January 23, 2004, noon rate of exchange as reported by the Bank of Canada (CDN$1 = US$.7623). For purposes of this calculation no shares issuable upon exercise of any options were included because all of such options have exercise prices below the prices being offered in the tender offer.

[
]     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Registration No.
Filing Party:

Form:	Date Filed:

PART I. INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1.1:	Offers to Purchase and Circular, dated January 27, 2004
Exhibit 1.2:	Letter of Transmittal
Exhibit 1.3:	Notice of Guaranteed Delivery

Item 2. Informational Legends

        See "Notice to Shareholders in the United States" in the Offers to Purchase and Circular, dated January 27, 2004.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit 2.1	Press Release of Press Holdings International Limited, dated January 18, 2004
Exhibit 2.2	Press Release of Press Holdings International Limited, dated January 27, 2004

PART III. UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

  a.
  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  b.
  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

  a.
  At the time of filing this Schedule, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  b.
  Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV. SIGNATURES

        By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004

PRESS HOLDINGS INTERNATIONAL LIMITED
By:	/s/ DAVID BARCLAY
Name: David Barclay
Title: President
PRESS ACQUISITION INC.

By:	/s/ FREDERICK BARCLAY
Name: Frederick Barclay
Title: Director

EXHIBIT INDEX

Exhibit 1.1:	Offers to Purchase and Circular, dated January 27, 2004
Exhibit 1.2:	Letter of Transmittal
Exhibit 1.3:	Notice of Guaranteed Delivery
Exhibit 2.1:	Press Release of Press Holdings International Limited, dated January 18, 2004
Exhibit 2.2:	Press Release of Press Holdings International Limited, dated January 27, 2004

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  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
EXHIBIT INDEX